Carlyle Gaming & Entertainment Ltd.

Sandy J. Masselli, Jr.
Chief Executive Officer & Chairman	Telephone
212-682-7888
m@carlylegamingltd.com

Via Edgar Private Correspondence Filing

January 13, 2012

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Reed Hooper
Washington, D.C. 20549

Re: Carlyle Gaming & Entertainment:
Ltd. Form lO-12G Filed January 10, 2012
File No. 000-20940

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter dated January 9, 2012 (the “Comment Letter”) addressing the Company’s Form 10.

With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

1.	The Company has taken note of the Commission's comment.
2.	The Company has taken note of the Commission's comment and has conformed the Form 10.
3.	The Company has taken note of the Commission's comment and has conformed the Form 10.
4.	The Company has taken note of the Commission's comment and has conformed the Form 10.
5.	The Company has taken note of the Commission's comment and has conformed the Form 10.
6.	The Company has taken note of the Commission's comment and has conformed the Form 10.
7.	The Company has taken note of the Commission's comment and has conformed the Form 10.

Re: Carlyle Gaming & Entertainment: Ltd.
Form lO-12G Filed January 13, 2012
File No. 000-20940

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Sincerely yours,

s/s/

Sandy John Masselli, Jr.
Chief Executive Officer

CC: H. Alton Neff, Esq.